December 17, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, NE
Washington, DC 20549

Attention:	Ms. Anastasia Kaluzienski
Mr. Robert Littlepage

Re:	Gitlab Inc.
Form 10-K for the year ended January 31, 2024
Filed March 26, 2024
File No. 001-40895

Ladies and Gentlemen:

We have received your letter on behalf of our client, Gitlab Inc. (the “Company”), dated November 25, 2024 (the “Staff Comment Letter”), conveying comments of the staff (the “Staff”) of the Securities and Exchange Commission regarding the above-referenced filings. In the Staff Comment Letter, you requested that the Company respond to the Staff’s comments within 10 business days or advise when it would provide a response. Per our telephone conversation on December 16, 2024, on behalf of the Company, we advised you that the Company did not receive the Staff Comment Letter until December 16, 2024 because it was flagged as “spam” by the Company’s email system and automatically placed in a segregated folder. The Company is working expeditiously on a response, but given travel schedules and outstanding commitments of key personnel, the Company confirms that it plans to file a response by January 15, 2025.

***

Securities and Exchange Commission
December 17, 2024

Should the Staff have additional questions regarding the foregoing, please do not hesitate to contact me at (206) 389-4533 or Cynthia Hess at (650) 335-7238.

Sincerely:
/s/ Ryan Mitteness

Ryan Mitteness
Partner
Fenwick & West LLP

CC:	Robin Schulman
Rashmi Chachra
Gitlab Inc.